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                                                                     Exhibit D-5


                                     BEFORE

                     THE PUBLIC UTILITIES COMMISSION OF OHIO

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                                      :
In the Matter of the Application of
FirstEnergy Corp. on behalf of Ohio   :
Edison Company, The Cleveland
Electric Illuminating Company, and    :
The Toledo Edison Company for
Authority to Continue and Modify      :
Certain Regulatory Accounting
Practices and Procedures, to          :    Case No.96-1211-EL-UNC
Transfer Jurisdictional Assets, to
Establish Fuel Efficiency Procedures, :
to Freeze and Reduce Electric Rates
and to File and Implement Tariffs     :
Not for an Increase in Rates, All in
Connection With and Subject to the    :
Merger of Ohio Edison Company and
Centerior Energy Corporation.         :

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                                      :
In the Matter of the Commission's
Review of the Merger of Ohio Edison   :    Case No. 96-1322-EL-MER
Company and Centerior Edison
Corporation.                          :

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                                 ENTRY
                                 -----

                  The Commission finds:

                  (1) On November 15, 1996, FirstEnergy Corp. ("FirstEnergy") filed an Application ("application") seeking various regulatory approvals from this Commission associated with the formation of FirstEnergy Corp., an exempt holding company formed through the merger of Centerior Energy Company and Ohio Edison Company. The application also included a proposed "rate plan" which proposes to freeze and reduce certain rates of the Cleveland Electric Illuminating Company ("CEI") and the Toledo Edison Company ("TE"). Included as exhibits to the application were the merger agreement and revised tariffs which would become effective at a future point in time.

                  (2) FirstEnergy states that the rate plan consists of the following four principal elements:



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                           (a) rate and tariff options including a rate freeze
         (subject to certain exceptions) for the period the rate plan will be in effect ("plan period") which runs from the effective date of the plan through December 31, 2005, and a rate base reduction to be effective January 1, 2006;

                           (b) an escalating electric fuel component rate during the plan period, subject to a cap;

                           (c) approval of certain specified regulatory accounting practices; and

                           (d) proposed authority for the transfer and regulatory treatment of various jurisdictional assets and authority for the accelerated depreciation of investment.

                  In addition, since the application for approval of the rate plan arises in connection with the merger, FirstEnergy, CEI, TE and OE proposed certain merger-related matters which the applicant contends are designed to assure continued state regulation following the merger and to resolve the issues which are typically raised at the federal level by state parties.

                  (3) Also on November 15, 1996, FirstEnergy, CEI, TE, OE, the Ohio Consumers' Counsel ("OCC"), and the City of Toledo (signatory parties) filed a stipulation and recommendation ("stipulation"). The signatory parties contend that the merger is conditioned, among other things, on certain regulatory approvals and the adoption of an acceptable regulatory rate plan by the Commission. The signatory parties recommended that the Commission hold public hearings in Toledo, Cleveland and Akron on those matters set forth in the application on an expedited basis. The stipulation claims that if the Commission does not approve the application and the stipulation by January 31, 1997, the stipulation is null and void.

                  (4) The Commission finds that two separate matters are raised by the application which require Commission review and approval, I.E., the proposed merger and the proposed rate plan. The Commission finds that notwithstanding the stipulation of the parties, the two matters can be appropriately served so that there can be separate and thorough Commission review of each. In addition, the Commission notes that the merger cannot be consummated at least until approval is obtained by the Federal Energy Regulatory Commission ("FERC") pursuant to Section 203 of the Federal Power Act (16 U.S.C.
Section 824[b]). Thus, the severing of the two matters will allow for timely consideration of each without unduly delaying the procedural schedule the companies will otherwise be meeting as part of the federal review process. For these reasons, we have bifurcated the proceeding and will consider Commission approval of the merger in a new case, Case


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No. 96-1322-EL-MER, which we have opened. Our docketing division is directed to file the application and stipulation filed in Case No. 96-1211-EL-UNC in this new case.

                  (5) Our review of the proposed merger will be undertaken to ensure that the proposed merger will promote the public interest and not adversely affect any class of customer of the companies subject to our jurisdiction. In such review, we anticipate reviewing issues similar to those reviewed by the FERC to the extent they ultimately affect jurisdictional Ohio ratepayers. As noted in our resolution of September 25, 1996, we will attempt to coordinate our review with the FERC to avoid duplication of records or efforts by the parties in considering such issues. In order to receive input to focus the issues for our consideration we request comments to be filed by interested persons concerning such merger-related issues they wish to bring to our attention. Such comments should be filed by January 15, 1997. We will address the details of our procedural process in Case No. 96-1322-EL-MER in a subsequent entry.

                  (6) As noted above, the companies have also filed and seek approval of a rate plan which is intended to govern certain of the rates paid by customers of CEI and Toledo Edison in the future. We will be reviewing the plan to determine whether the plan and stipulation are in the public interest, whether the interests of all ratepayers were adequately considered, and whether the proposal and result is just, reasonable and in the public interest. Because of the broad nature of the plan, we deem it appropriate to solicit comments from interested persons on the rate plan in addition to holding the public hearings recommended in the stipulation. Interested persons are requested to file comments on the merits of the rate plan by December 30, 1996 with reply comments due by January 8, 1997. The stipulating parties will be expected to address in their reply comments with specificity the issues raised in the initial comments and, in addition, are further expected to work with our staff to resolve any outstanding issues and concerns of the staff. The Commission will, through its attorney examiner, issue a procedural entry to ensure timely exchange of all filed comments. The Commission will endeavor to attempt to meet the January 31 sunset date set forth in the stipulation but will require full cooperation from the stipulating parties if such date is to be achieved.

                  (7) We also deem it appropriate, consistent with the stipulation, that public hearings concerning the rate plan should be scheduled. We expect the stipulating parties at the hearings to discuss the rate plan and respond to comments from the public through subsequent written submittals. The public hearings on the rate plan shall be scheduled as follows:


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                           Monday, January 6, 1997, at 7:15 p.m.
                           Woman's Club Pavilion
                           Lakewood Park
                           14532 Lake Avenue
                           Lakewood, Ohio  44107

                           Tuesday, January 7, 1997, at 10:30 a.m.
                           Lausche State Office Building
                           Second Floor Auditorium
                           615 West Superior Avenue
                           Cleveland, Ohio  44113

                           Monday, January 13, 1997, at 10:30 a.m.
                           City Council Chambers
                           Toledo Government Center
                           One Government Center
                           Toledo, Ohio  43624

                           Monday, January 13, 1997, at 7:15 p.m.
                           Gateway Middle School Auditorium
                           900 Gibbs Street
                           Maumee, Ohio  43537

                  Interested persons should contact the Commission at its toll-free hotline number 1-800-686-PUCO if there is inclement weather on the day of a hearing to determine if the hearing will proceed as scheduled.

                  Because Ohio Edison customers are not directly affected by the rate plan, we deem it appropriate to schedule the Akron public hearing at a subsequent time consistent with our proceedings in Case No. 96-1322-EL-MER.

                  (8) CEI, TE and OE should cause the following notice to appear once a week for two consecutive weeks prior to December 30, 1996, in the nonlegal section of newspapers of general circulation in each county served by CEI and TE:

                  Notice is hereby given that FirstEnergy Corp. filed an application with the Public Utilities Commission of Ohio seeking various regulatory approvals from the Commission to permit the merger of Centerior Energy Company (made up of Cleveland Electric Illuminating Company and Toledo Edison Company) with the Ohio Edison Company. The companies have also filed a proposed rate plan which will set the level of rates for customers of CEI and Toledo Edison through January 1, 2006. The Public Utilities Commission of Ohio will hold public hearings to consider the merits of the rate

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                  plan.  The public hearings will be held as
                  follows:

                           Monday, January 6, 1997, at 7:15 p.m.
                           Woman's Club Pavilion
                           Lakewood Park
                           14532 Lake Avenue
                           Lakewood, Ohio  44107

                           Tuesday, January 7, 1997, at 10:30 a.m.
                           Lausche State Office Building
                           Second Floor Auditorium
                           615 West Superior Avenue
                           Cleveland, Ohio  44113

                           Monday, January 13, 1997, at 10:30 a.m.
                           City Council Chambers
                           Toledo Government Center
                           One Government Center
                           Toledo, Ohio  43624

                           Monday, January 13, 1997, at 7:15 p.m.
                           Gateway Middle School Auditorium
                           900 Gibbs Street
                           Maumee, Ohio  43537

                  Any interested party may appear and present testimony concerning the rate plan. Comments concerning the rate plan can be mailed or delivered to the Docketing Division, Public Utilities Commission of Ohio, 180 East Broad Street, Columbus, Ohio 43215-3793, by December 30, 1996. Copies of the rate plan and any information on the public hearings can be obtained by contacting the PUCO at 1-800-686-PUCO.

                  It is, therefore,

                  ORDERED, That the issues related to the merger be separated from the application filed in Case No. 96-1211-EL-UNC and considered in Case No. 96-1322-EL-MER. It is, further,

                  ORDERED, That Docketing Division file in Case No. 96-1322-EL-MER a copy of the application and stipulation filed in Case No. 96-1211-EL-UNC. It is, further,

                  ORDERED, That comments concerning the merger should be filed in Case No. 96-1322-EL-MER by January 15, 1997. It is, further,

                  ORDERED, That any interested party may file comments in Case No. 96-1211-EL-UNC concerning the merits of the rate plan by

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December 30, 1996, and reply comments by January 10, 1997. An entry will be issued shortly after December 30, 1996, requiring service of comments on all who filed comments. It is, further,

                  ORDERED, That public hearings be held pursuant to Finding 6. It is, further,

                  ORDERED, That Cleveland Electric, Toledo Edison, and Ohio Edison comply with Finding 8 regarding publication of legal notice. It is, further,

                  ORDERED, That a copy of this entry be served upon Cleveland Electric Illuminating Company, Toledo Edison Company and Ohio Edison Company; all parties of record in OHIO EDISON COMPANY, Case No. 89-1001-EL-AIR; all parties of record in CLEVELAND ELECTRIC ILLUMINATING COMPANY, Case No. 95-299-EL-AIR; all parties of record in TOLEDO EDISON COMPANY, Case No. 95-300-EL-AIR; all parties of record in OHIO EDISON COMPANY, Case No. 95-830-EL-UNC; and on all interested persons in these cases.


                     THE PUBLIC UTILITIES COMMISSION OF OHIO


                     ---------------------------------------
                            Craig A. Glazer, Chairman



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      Jolynn Barry Butler                           Richard M. Fanelly


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      Ronda Hartman Fergus                          David W. Johnson